EXHIBIT 8.1

MFC INDUSTRIAL LTD.

LIST OF SIGNIFICANT SUBSIDIARIES AS AT MARCH 30, 2012

	Country of Incorporation	Beneficial Interest(1)
MFC Commodities GmbH	Austria	100%
MFC Trade & Financial Service GmbH	Austria	100%
IC Managementservices GmbH	Austria	100%
Global Bulk Transport GmbH	Austria	100%
International Trade Services GmbH	Austria	100%
MFC Metal Trading GmbH	Austria	100%
Magnum Minerals Private Limited	India	100%
AFM Aluminiumfolie Merseburg GmbH	Germany	55%
MAW Mansfelder Aluminiumwerk GmbH	Germany	55%
MFC (A) Ltd	Marshall Islands	100%
MFC (D) Ltd	Marshall Islands	100%
Brock Metals s.r.o.	Slovakia	100%
M Financial Corp.	Barbados	100%
Mednet (Shanghai) Medical Technical Developing Co., Ltd	China	90%
Hangzhou Zhe-er Optical Co. Ltd	China	46%
MFC Corporate Services AG	Switzerland	100%

Notes:

(1)	Percentages rounded to nearest whole number